Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Integration Appliance, Inc.	Delaware
Intapp US, Inc.	Delaware
The Frayman Group, Inc.	Delaware
Rekoop Limited	United Kingdom
DealCloud, Inc.	Delaware
OnePlace Holdings Pte Ltd	Singapore
gwabbit, Inc.	Delaware
Repstor, Limited	Northern Ireland
Intapp Limited	United Kingdom
The OnePlace Unit Trust	Singapore
OnePlace Pte Ltd	Singapore
Intapp Pty Limited	Australia